UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

American Depositary Shares, each representing two ordinary shares

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

ZHEJIANG AOKANG SHOES CO., LTD.

Aokang Industrial Park, Dongou Industrial District

Oubei Town, Yongjia County, Zhejiang Province

People’s Republic of China

+86 577-67915188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

CUSIP No. 53225G102	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON ZHEJIANG AOKANG SHOES CO., LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) CO

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON ZHENTAO WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) IN

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON AOKANG INVESTMENT HOLDINGS CO., LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) CO

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON JINQUAN WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) IN

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 6 of 13 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.000067 per share (the “Shares”) and American Depositary Shares (“ADSs”), each representing two Share, of LightInTheBox Holding Co., Ltd. (the “Issuer”). The principal executive office of the Issuer is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

The ADSs are listed on the New York Stock Exchange under the symbol “LITB”.

Item 2. Identity and Background.

This Statement is being filed by the following:

a.	ZheJiang AoKang Shoes Co., Ltd. (“AoKang Shoes”), a company incorporated under the laws of the People’s Republic of China;

b.	Mr. Zhentao Wang (“Mr. Zhentao Wang”), a citizen of the People’s Republic of China and the chairman of the board and controlling person of AoKang Shoes;

c.	AoKang Investment Holdings Co., Ltd. (“AoKang Investment”), a company incorporated under the laws of the People’s Republic of China, of which 90% shares are held by Mr. Zhentao Wang and 10% shares are held by Mr. Chen Wang (Mr. Zhentao Wang’s son); and

d.	Mr. Jinquan Wang (“Mr. Jinquan Wang”), a citizen of the People’s Republic of China and the president and a director of AoKang Shoes.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

AoKang Shoes primarily engages in the design, development, manufacturing, distribution and sales of leather shoes and other leather products. The shares of AoKang Shoes are listed on the Shanghai Stock Exchange under the stock code “603001”. As of the date of this Statement, of the total outstanding shares of AoKang Shoes: (i) AoKang Investment holds 32.73%, (ii) Mr. Zhentao Wang holds 14.93%, (iii) Mr. Chen Wang (son of Mr. Zhentao Wang) holds 9.98%, (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang) holds 4.98%, (v) Mr. Yanshu Miao (uncle of Mr. Zhentao Wang) holds 4.49%, and (vi) Mr. Changzhong Pan (brother-in-law of Mr. Zhentao Wang) holds 4.19%. Mr. Yanshu Miao and Mr. Changzhong Pan have disclaimed being persons acting in concert with Mr. Zhentao Wang. The address of the principal office of AoKang Shoes is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

Mr. Zhentao Wang is a citizen of the People’s Republic of China and the chairman of the board and controlling person of AoKang Shoes. He directly holds 14.93% of the total outstanding shares of AoKang Shoes and holds additional 32.73% of the total outstanding shares of AoKang Shoes through AoKang Investment. The business address of Mr. Zhentao Wang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

AoKang Investment primarily engages in the business of making, holding and managing investments. Mr. Zhentao Wang and Mr. Chen Wang directly holds 90% and 10%, respectively, of the total outstanding shares of AoKang Investment, which in turn directly holds 32.73% of the total outstanding shares of AoKang Shoes as of the date of this Statement. The address of the principal office of AoKang Investment is Room 3E-1121, 2123 Pudong Avenue, Pudong New District, Shanghai, People’s Republic of China.

Mr. Jinquan Wang is a citizen of the People’s Republic of China and brother of Mr. Zhentao Wang. He is currently the president and a director of AoKang Shoes. He directly holds 4.98% of the total outstanding shares of AoKang Shoes as of the date of this Statement. The business address of Mr. Jinquan Wang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of AoKang Shoes and AoKang Investment are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A attached hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 53225G102	13D	Page 7 of 13 Pages

The Reporting Persons entered into a Joint Filing Agreement on June 19, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

On June 9, 2015, AoKang Shoes entered into a share purchase agreement (the “Share Purchase Agreement”) with GSR Ventures III, L.P., a Cayman Islands limited partnership (“GSR Ventures”), Ceyuan Ventures II, L.P., a Cayman Islands limited partnership, and Ceyuan Ventures Advisors Fund II, LLC, a Cayman Islands limited liability company (collectively, the “Ceyuan Entities”), Mr. Alan Quji Guo, a PRC national (“Mr. Guo”), Mr. Liang Zhang, a PRC national (“Mr. Zhang”) and Mr. Xin (Kevin) Wen, a PRC national (“Mr. Wen”), and Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited, each a British Virgin Islands company and wholly owned by Mr. Guo, Mr. Zhang and Mr. Wen, respectively (collectively, the “Founder SPVs”). Pursuant to the Share Purchase Agreement, AoKang Shoes agreed to purchase from GSR Ventures, Ceyuan Entities and the Founder SPVs (collectively, the “Sellers”) an aggregate of 20,260,082 Shares at a price of $3.15 per share and 2,146,864 ADSs (representing 4,293,728 Shares) at a price of $6.30 per ADS (together, the “Acquired Shares”) for an aggregate consideration of $77,344,501.50 (the “Share Purchase”). The number and type of Acquired Securities sold by each of the Sellers are set forth in Schedule B hereto.

The closing of the Share Purchase (the “Closing”) will take place on a date as agreed among the parties to the Share Purchase Agreement, but in any event no later than 45 days from the date of the Share Purchase Agreement (the “Closing Date”), upon satisfaction of the conditions set forth in the Share Purchase Agreement.

AoKang Shoes will use its working capital to fund the Share Purchase.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Upon the Closing of the Share Purchase described in Item 3, AoKang Shoes will acquire, through a subsidiary to be incorporated in Hong Kong, an aggregate of 20,260,082 Shares and 2,146,864 ADSs (representing 4,293,728 Shares), representing approximately 25.66% of the Issuer’s total outstanding Shares, based on 95,712,573 Shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015. In connection with the Share Purchase, AoKang Shoes will appoint Mr. Zhentao Wang and Mr. Wenkui Chen as the directors of the Issuer. Mr. Zhang and Mr. Bo Feng will resign from their positions as the directors of the Issuer. AoKang Shoes is acquiring the Acquired Shares for investment purposes.

Except as disclosed in this Statement and in connection with the Share Purchase described above, none of the Reporting Persons and, to their best knowledge, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

CUSIP No. 53225G102	13D	Page 8 of 13 Pages

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the above paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Statement. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; money and stock market conditions, including the market price of the securities of the Issuer; and tax considerations and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference. Upon the Closing of the Share Purchase, AoKang Shoes will acquire, through a subsidiary to be incorporated in Hong Kong, an aggregate of 20,260,082 Shares and 2,146,864 ADSs (representing 4,293,728 Shares), representing approximately 25.66% of the total outstanding Shares of the Issuer.

Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang Shoes. He directly holds 14.93% of the total outstanding shares of AoKang Shoes and holds additional 32.73% of the total outstanding shares of AoKang Shoes through AoKang Investment. Pursuant to an acting-in-concert arrangement between Mr. Zhentao Wang and Mr. Chen Wang, Mr. Zhentao Wang may direct the voting in respect of additional 9.98% of AoKang Shoe’s total outstanding shares directly held by Mr. Chen Wang. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Zhentao Wang may be deemed to beneficially own all of the Acquired Shares of the Issuer held by AoKang Shoes.

AoKang Investment directly holds 32.73% of the total outstanding shares of AoKang Shoes and is the single largest shareholder of AoKang Shoes as of the date of this Statement. It is 90% held by Mr. Zhentao Wang and 10% held by Mr. Chen Wang. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, AoKang Investment may be deemed to beneficially own all of the Acquired Shares of the Issuer held by AoKang Shoes.

Mr. Jinquan Wang is a brother of Mr. Zhentao Wang. He is currently the president and a director of AoKang Shoes. He directly holds 4.98% of the total outstanding shares of AoKang Shoes as of the date of this Statement. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Jinquan Wang may be deemed to beneficially own, together with Mr. Zhentao Wang, all of the Acquired Shares of the Issuer held by AoKang Shoes.

The percentage of the class of securities beneficially owned by each of the Reporting Persons reported in this Statement is based on 95,712,573 Shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

Based on their holdings of Shares upon the Share Purchase, the Reporting Persons will control approximately 25.66% of the voting power of the total outstanding Shares of the Issuer as of the Closing Date.

CUSIP No. 53225G102	13D	Page 9 of 13 Pages

Except as disclosed in this Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or ADSs or has the right to acquire any Shares or ADSs.

Except as disclosed in this Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares or ADSs that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in any Shares or ADSs during the past 60 days.

Except as disclosed in this Statement, to the best of the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares (including those represented by ADSs) beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Share Purchase Agreement is described under Item 3 above, which is incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement in this Statement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 19, 2015, among ZheJiang AoKang Shoes Co., Ltd., AoKang Investment Holdings Co., Ltd., Mr. Zhentao Wang and Mr. Jinquan Wang.

99.2	Share Purchase Agreement, dated June 9, 2015, between GSR Ventures III, L.P., Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, Mr. Alan Quji Guo, Mr. Liang Zhang, Mr. Xin (Kevin) Wen, Wincore Holdings Limited, Clinet Investments Limited, Vitz Holdings Limited and ZheJiang AoKang Shoes Co., Ltd.

CUSIP No. 53225G102	13D	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2015
ZHEJIANG AOKANG SHOES CO., LTD.

	By:	/s/ Zhentao Wang
	Name:	Zhentao Wang
	Title:	Chairman of the Board

AOKANG INVESTMENT HOLDINGS CO., LTD.

	By:	/s/ Zhentao Wang
	Name:	Zhentao Wang
	Title:	Chairman of the Board

ZHENTAO WANG

	By:	/s/ Zhentao Wang

JINQUAN WANG

	By:	/s/ Jinquan Wang

CUSIP No. 53225G102	13D	Page 11 of 13 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ZHEJIANG AOKANG SHOES CO., LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AoKang Shoes are set forth below.

The business address of the directors and the executive officers is c/o ZheJiang AoKang Shoes Co., Ltd., Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China. All of the persons listed below are citizens of the People’s Republic of China.

Name	Position with AoKang Shoes	Present Principal Occupation
Directors
Zhentao Wang	Chairman of the Board	*
Jinquan Wang	President, Director	*
Xuliang Xu	Vice President, Director	*
Panshan Zhou	Vice President, Director	*
Xiongping Yu	Director	*
Xiuqi Chu	Independent Non-executive Director	Chairman of China Commerce Association for General Merchandise
Haiying Tao	Independent Non-executive Director	Partner of Zhejiang T&C Law Firm
Fugen Mao	Independent Non-executive Director	Professor at Xiamen University

Executive officers
Jinquan Wang	President, Director	*
Xuliang Xu	Vice President, Director	*
Panshan Zhou	Vice President, Director	*
Wei Zhou	Vice President	*
Yuanying Wen	Vice President	*
Huirong Luo	Vice President	*
Shaobao Pan	Supervisor	*
Gang Xu	Supervisor	*
Yihan Jiang	Supervisor	*
Wenkui Chen	Secretary of the Board	*
Zhibin Wang	Chief Financial Officer	*

*	The principal occupation is the same as his/her position with AoKang Shoes.

CUSIP No. 53225G102	13D	Page 12 of 13 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF AOKANG INVESTMENT HOLDINGS CO., LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AoKang Investment are set forth below.

The business address of the directors and executive officers is c/o AoKang Investment Holdings Co., Ltd., Room 3E-1121, 2123 Pudong Avenue, Pudong New District, Shanghai, People’s Republic of China. All of the persons listed below are citizens of the People’s Republic of China.

Name	Position with AoKang Investment	Present Principal Occupation
Directors
Zhentao Wang	Chairman of the Board	Chairman of the Board of AoKang Shoes
Chen Wang	Director	*
Hongwei Wang	Director and General Manager	*

Executive officers
Hongwei Wang	Director and General Manager	*
Zhibin Wang	Supervisor	Chief Financial Officer of Aokang Shoes

*	The principal occupation is the same as his/her position with AoKang Investment.

CUSIP No. 53225G102	13D	Page 13 of 13 Pages

SCHEDULE B

Seller	Securities	Current Ownership (Number)	Acquired Shares (including ADSs) (Number)	Purchase Price (US$)
GSR Ventures III, L.P.	Shares	17,048,063	7,326,172	23,077,441.80
	ADSs	105,250	—
Ceyuan Ventures II, L.P.	Shares	21,123,735	9,440,205	29,736,645.75
	ADSs	557,471	—
Ceyuan Ventures Advisors Fund II, LLC	Shares	813,886	363,725	1,145,733.75
	ADSs	21,479	—
Wincore Holdings Limited	Shares	9,811,231	3,129,980	9,859,437.00
	ADSs	10,000	—
Clinet Investments Limited	Shares	2,542,541	—	6,017,211.90
	ADSs	969,375	955,113
Vitz Holdings Limited	Shares	3,542,541	—	7,508,031.30
	ADSs	1,191,751	1,191,751